FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS

ANNOUNCES CONSOLIDATED RESULTS

FOR YEAR ENDED ON DECEMBER 31st,, 2010

Highlights for the Period

Summary

➢  The trend experienced in previous quarters regarding the strong growth in electricity demand in the five countries in which we operate has been ratified during the last quarter of the year.

➢  The above is explained by the recovery in demand experienced in Chile, with electricity demand for 2010 growing at 4.4%, and also the consolidation in the increasing demand registered in Peru (8.5%) and Brazil (7.1%).

➢  Electricity demand in the areas where we operate grew 5.6% in average compared to YE2009, with demand increasing at 13.3% in Coelce (Brazil) and 7.4% in Edelnor (Peru).

➢  This increase in demand has been largely supported by the strong economic activity experienced in these markets, ratifying positive expectations for 2011.

➢  Consensus forecasts for GDP increases in 2011 in the countries were we operate consider a growth of 6.3% in Peru, 6.0% in Chile, 5.2% in Argentina, 4.6% in Colombia and 4.5% in Brazil.

➢  In the following charts we may see the sustained increase on our EBITDA and Net Earnings, which is the result of the successful strategy selected by the company and the diversified portfolio of assets.

Pg. 1

➢  Enersis’ Net Earnings show a positive tendency, confirmed during 2010, despite the earthquake effects in Chile, the lower hydrology experienced in Chile and Colombia, and the exceptional climatic conditions that prevailed in Brazil and Argentina.

➢  This ratifies the best efforts of the company in order to face efficiently the adverse conditions experienced during the year.

➢  In line with the above, Credit Rating Agencies had ratified the ratings granted to Enersis based on the geographic and business diversification of the company, the balanced commercial policy, the stable cash flow generation and the strong financial condition of the company, both in terms of liquidity and indebtness.

➢  Additionally, Moody's placed the Baa3 senior unsecured rating of Enersis under review for a possible upgrade.

➢  A well diversified mix of assets, contributed to balance the structure of our EBITDA, as follows,

▪  Generation and Transmission                57%

▪  Distribution                                          43%

➢  Our Distribution client´s base increased in more than 366,000 new customers, confirming the high stability coming from natural growth.

➢  Our coal-fired power plant Bocamina I reassumed its operations during the last days of December 2010.

➢  Total Operating Income of the period totaled Ch$ 1,704,301 million, equivalent to an 11.6% decrease compared with the same period of 2009.

Distribution Business

Consolidated figures for the Distribution Businesses are detailed as follows:

➢  Operating Revenues increased 3.6%, amounting to Ch$ 4,392,626 million.

Pg. 2

➢  Operating Costs reached Ch$ 3,702,915 million, which represent a 6.4% increase compared with 2009.

➢  EBITDA totaled Ch$ 981,257 million, a 2% decrease when compared with 2009, mainly due to the decrease in results from our Argentinean operations.

➢  Higher demand faced by our distribution subsidiaries in Brazil and Peru, confirms the steady and sustained growth in demand experienced during 2010.

Factors that influenced these results, on a country by country basis, are the following:

In Colombia, EBITDA increased Ch$ 11,963 million, confirming the recovery in margins experienced in the second half of the year, mainly as a result of:

➢  Higher demand experienced during the year, which allowed the company to fully offset the higher cost of energy purchased related to the increase in thermal generation experienced during the first half of the year.

➢  Also, the company was able to offset the lower revenues due to the deconsolidation of Codensa Hogar’s revenues, which distorted comparison basis.

In Brazil, EBITDA increased Ch$ 11,423 million, as a result of:

➢  A 8.8% increase in physical sales.

➢  A better sales margin resulting from a 2.8% increase in average sales prices.

In Peru, EBITDA increased Ch$ 2,634 million, as a result of:

➢  A 7.2% increase in physical sales.

➢  A better sales margin resulting in a 1.6% increase in operating revenues explained due to the higher demand, more than enough to compensate the increase in operating costs related to the higher activity.

In Chile, EBITDA decreased Ch$ 15,387 million, which is mainly the result of:

➢  A lower purchase/sales mix.

➢  A lower VAD, due to the negative variation observed in the components of the VAD indexer when compared with the values that prevailed during the previous year.

➢  All the above was partially offset by higher sales volumes related to the increase in electricity demand experienced during 2010.

In Argentina, EBITDA decreased Ch$ 30,450 million, as result of:

➢  A 13.6% lower average sale price, which impacted Operating Revenues when compared with 2009, partially offset by 4.6% of higher energy sales.

➢  Higher operational costs, mainly boosted by fines imposed by the authority.

Generation and Transmission Business

Consolidated results for Generation and Transmission Business are detailed as follows:

➢  Consolidated physical sales decreased 4.9%, totaling 63,431 GWh, primarily due to lower sales in Argentina and Colombia, mainly due to the restrictions imposed by the authority for the use of

Pg. 3

reservoirs at Chocon, and the lower hydrology experienced in Colombia during the first half of the year that affected generation and energy purchases at Emgesa.

➢  Despite the above, higher prices prevailing in the markets boosted Operating Revenues, which totaled Ch$ 2,780,593 million, a 2.7% increase when compared with 2009.

➢  Operating Costs amounted Ch$ 1,730,445 million, a 14.1% increase, mainly explained by higher costs related to energy purchases and tolls in Chile and also due to higher costs of fuel used in Argentina and Brazil.

➢  EBITDA decreased 11.5%, amounting to Ch$ 1,295,005 million.

➢  The last quarter of 2010 represented an increase in terms of margins when compared with previous quarters, which is evidenced by a 2% improve in the Operating Margin recorded as of 4Q10 when compared to accumulated figures of previous quarters.

➢  Hydro generation experienced a 10.7% decrease, mainly attributable to lower production in Colombia and Chile, as consequence of lower water availability.

In Brazil, EBITDA improved by Ch$ 16,330 million, mainly explained by:

➢  Higher Operating Revenues by Ch$ 40,889 million.

➢  Partially offset by an increase in Operating Costs of Ch$ 59,849 million, mainly due to an increase in fuel costs related to the higher thermal generation of our subsidiary CGTF.

In Colombia, EBITDA improved by Ch$ 10,791 million, offsetting the tendency experienced in previous quarters, explained primarily by the following:

➢  A 14.8% increase in sales prices.

➢  A 1.7% decrease in Operating Costs, mainly due to a 20.9% decrease in energy purchases related to the increase in hydro production during the second half of the year.

In Argentina, EBITDA decreased by Ch$ 6,298 million, as a result of:

➢  35% of higher costs of fuel purchases.

➢  Partially offset by 29% higher average sales prices.

In Chile, EBITDA decreased by Ch$ 183,076 million which is explained primarily by the following:

➢  Lower sales prices of approximately 2.6%.

➢  An increase in Operating Costs of Ch$ 99,410 million, mainly related to an increase in energy purchases, explained by the lower hydro generation, and also due to higher transportation costs related to the operation of the GNL plants in 2010

In Peru, EBITDA decreased by Ch$ 5,733 million, as consequence of:

➢  An increase in the costs of fuel purchases by Ch$ 4,982 million due to the 12.9% increase in thermal generation.

➢  An increase in the cost of energy purchases by Ch$ 4,833, mainly due to a 60% increase in average cost of energy purchases resulting of the increase in prices prevailing in the market due to the lower hydrology.

.

Pg. 4

Financial Summary

➢  The average interest rate increased, from 7.4% up to 8.5%, mainly because of inflationary effects.

➢  Liquidity, a key consideration in our financial management, continues to be in a very solid position, as shown below:

•         Non-committed credit lines: US$ 482 million available in the aggregate for Enersis and Endesa Chile in the local markets.

•         Committed long term credit lines for US$ 719 million on a consolidated basis, available for Enersis and Endesa, of which US$ 200 million will mature in the short term.

•         Cash and cash equivalents amounts to US $2,054 million.

➢  Coverage and Protection: In order to mitigate exchange rate and interest rate risks, Enersis has established strict internal rules to protect our cash flows and balance sheet from variations in these variables.

•         Our exchange rate policy is based on cash flows and it strives to maintain a balance between US dollar indexed flows, and assets and liabilities in such currency. In addition to this policy, we have contracted Cross Currency Swaps for a total amount of US$1,470 million and Forwards, for US$15 million.

•         In order to reduce volatility on financial results due to changes in market interest rates, we seek to maintain an adequate balance upon our debt structures. So, we have contracted Interest Rate Swaps for US$ 330 million.

Market Summary

During 2010, the Chilean stock exchange main index (IPSA) showed an important increase of 37.6%, over performing when compared to other international stock markets, which have also shown a positive trend during this year, as follows: Bovespa: 1.0%, S&P 500: 12.78%, UKX: 9.0%, Dow Jones Industrials: 11.0% and FTSE 250: 24.2% (all yields measured in local currencies).

Enersis shares’ price in the local market decreased 5.8% during the period. Divestitures made by Chilean pension funds have influenced the evolution of Enersis stock, which underperformed in the local market. During the year, Enersis continued to be among the most traded companies at the Santiago Stock Exchange, with a daily average trading volume of US$ 9.0 million during 2010.

Pg. 5

Risk Rating Classification Information

Enersis’s international and domestic credit ratings were upgraded during 2010, due to Company’s improvements in the liquidity position and reduction of leverage. The positive perspectives on operational and credit profile of Enersis have been reflected in the upgrades received by Fitch Ratings and Standard & Poor’s for our international ratings and by Feller Rate for our domestic rating.

Current ratings are further supported by our well diversified asset portfolio, strong credit metrics, adequate debt structure and solid liquidity. Enersis’s geographic diversification through Latin America provides us a natural hedge against unstable conditions. Most of our operating subsidiaries are financially strong and have leading market positions in the countries where they operate.

Additionally, on December 22, Moody's confirmed Enersis Baa3 senior unsecured rating under review for possible upgrade.

Enersis’ current risk classifications are:

➢  International Ratings:

Enersis	S&P	Moody’s	Fitch
Corporate	BBB+, Stable	Baa3, (+), Under Review	BBB+, Stable

➢  Domestic Ratings (for securities issued in Chile):

Enersis	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA, Stable	AA, Stable

Pg. 6

Table of Contents

Summary	1
Distribution Business	2
Generation and Transmission Business	3
Financial Summary	4
Market Summary	5
Risk Rating Classification Information	5
TABLE OF CONTENTS	7

GENERAL INFORMATION	9
SIMPLIFIED ORGANIZATIONAL STRUCTURE	10
MARKET INFORMATION	11
EQUITY MARKET	11
DEBT MARKET	14
CONSOLIDATED INCOME STATEMENT ANALYSIS	15
NET INCOME	15
OPERATING INCOME	15
NET FINANCIAL INCOME	17
TAXES	17
CONSOLIDATED BALANCE SHEET ANALYSIS	18
ASSETS UNDER IFRS	18
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	19
LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER IFRS	20
DEBT MATURITY WITH THIRD PARTIES, MILLION US$	21
DEBT MATURITY WITH THIRD PARTIES, MILLION CH$	22
EVOLUTION OF KEY FINANCIAL RATIOS	22
UNDER IFRS	24
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE	25
THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP	26

ARGENTINA	30
GENERATION	30
Endesa Costanera	30
El Chocon	30
DISTRIBUTION	31
Edesur	31
BRAZIL	32
ENDESA BRASIL	32
GENERATION	32
Cachoeira	32
Fortaleza (cgtf)	33
TRANSMISSION	34
CIEN	34
DISTRIBUTION	34
Ampla	34
Coelce	35

Pg. 7

CHILE	36
GENERATION	36
Endesa Chile	36
DISTRIBUTION	37
Chilectra	37
COLOMBIA	38
GENERATION	38
Emgesa	38
DISTRIBUTION	39
Codensa	39
GENERATION	40
Edegel	40
DISTRIBUTION	41
Edelnor	41
CONFERENCE CALL INVITATION	43
CONTACT INFORMATION	44
DISCLAIMER	44

Pg. 8

General Information

(Santiago, Chile, Wednesday 26th, January 2011) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the period ended year, 2010. All figures are in Chilean pesos (Ch$) and in accordance to International Financial Reporting Standards (IFRS). Variations refer to the period ended between December 31, 2009 and December 31, 2010.

Figures as of December 30, 2010 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$ 1 = Ch$ 468.01 as of December 31, 2010 for the Balance Sheet, and the average exchange rate for the period of US$ 1 = Ch$ 510.22  for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

The consolidation includes the following investment vehicles and companies,

a)    In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, Synapsis, CAM, and Inmobiliaria Manso de Velasco.

b)    Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

In the following pages you will find a detailed financial statement analysis, a brief explanation for the most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of December 31, 2009.

*    Includes Endesa Chile Chilean subsidiaries (Celta, Pangue, Pehuenche, San Isidro, and Túnel El Melón), non Chilean subsidiaries (Costanera, El Chocón, Edegel and Emgesa) and jointly controlled companies (Gas Atacama, Transquillota and HidroAysén).

** Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

Pg. 9

Simplified Organizational Structure

Pg. 10

Market Information

Equity Market

New York Stock Exchange (NYSE)

The chart below shows the performance of Enersis’ ADR (“ENI”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months:

Return for the period: 1.6%

120
100
80
(%)
US$ 22.86
US$ 23.22
Jan-10
Feb-10
Mar-10
May-10
Jun-10
Jul-10
Sep-10
Oct-10
Dec-10
ENI
Dow Jones Industrials
Dow Jones Utilities

Daily Average Transactions Volume
New York Stock Exchange (1 ADR = 50 common shares)
Thousand ADR
250
200
150
100
50
0
195
164
146
155
183
107
108
89
72
114
97
80
Average = 126
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10

Source: Bloomberg

Pg. 11

Santiago Stock Exchange (BCS)

The chart below shows the performance of Enersis’ Chilean stock price over the last 12 months compared to the Chilean Selective Stock Index (IPSA):

Return for the period: -5.8%

Pg. 12

Madrid Stock Exchange (Latibex) - Spain

The chart below shows Enersis’ share price (“XENI”) at the Latibex over the last 12 months compared to the Local Stock Index (IBEX):

Return for the period: 8.5%

Pg. 13

Debt Market

Yankee Bonds Price Evolution

The following chart shows the pricing of two of our Yankee Bonds over the last 12 months compared to the Ishares Iboxx Investment Grade Corporate Bond Fund Index:

Pg. 14

Consolidated Income Statement Analysis

Net Income

Enersis’ Net Income attributable to the Owners of the Company for the period 2010 was Ch$ 486,227 million, representing a 26.4% decrease over the same last year’s period, which was Ch$ 660,231 million.

Under IFRS

Table 1
CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	2009	2010	Var 2009-2010	Chg %	2010
Sales	6,113,284	6,179,230	65,946	1.1%	12,110,913
Energy sales	5,579,146	5,653,725	74,579	1.3%	11,080,955
Other sales	56,489	50,571	(5,918)	(10.5%)	99,116
Other services	477,648	474,934	(2,714)	(0.6%)	930,842
Other operating income	358,772	384,351	25,579	7.1%	753,305
Revenues	6,472,056	6,563,581	91,525	1.4%	12,864,218

Power purchased	(1,520,198)	(1,554,715)	(34,516)	(2.3%)	(3,047,146)
Cost of fuel consumed	(580,238)	(672,038)	(91,800)	(15.8%)	(1,317,154)
Transportation expenses	(316,288)	(405,983)	(89,695)	(28.4%)	(795,702)
Other variable procurements and services	(793,870)	(888,910)	(95,041)	(12.0%)	(1,742,210)
Procurements and Services	(3,210,594)	(3,521,646)	(311,053)	(9.7%)	(6,902,211)

Contribution Margin	3,261,462	3,041,935	(219,527)	(6.7%)	5,962,006

Work on non-current assets	33,731	44,869	11,139	33.0%	87,941
Employee expenses	(370,402)	(374,678)	(4,276)	(1.2%)	(734,346)
Other fixed operating expenses	(457,689)	(450,435)	7,254	1.6%	(882,825)
Gross Operating Income (EBITDA)	2,467,101	2,261,691	(205,410)	(8.3%)	4,432,777
Depreciation and amortization	(454,370)	(449,017)	5,353	1.2%	(880,046)
Impairment losses (Reversals)	(85,286)	(108,373)	(23,088)	(27.1%)	(212,405)
Operating Income	1,927,445	1,704,301	(223,145)	(11.6%)	3,340,325

Net Financial Income	(309,256)	(270,605)	38,652	12.5%	(530,368)
Financial income	159,670	171,237	11,567	7.2%	335,614
Financial expenses	(482,473)	(438,358)	44,114	9.1%	(859,155)
Income (Loss) for indexed assets and liabilities	21,781	(15,056)	(36,837)	(169.1%)	(29,508)
Foreign currency exchange differences, net	(8,235)	11,572	19,808	240.5%	22,681
Gains	82,015	91,331	9,316	11.4%	179,004
Losses	(90,250)	(79,759)	10,491	11.6%	(156,323)
Net Income From Related Comp. Cons. by the Prop. Eq. Method	2,236	1,016	(1,220)	(54.6%)	1,991
Net Income From Other Investments	138	273	135	97.7%	534
Net Income From Sales of Assets	50,502	11,711	(38,792)	(76.8%)	22,952

Net Income Before Taxes	1,671,065	1,446,695	(224,370)	(13.4%)	2,835,434
Income Tax	(359,738)	(346,007)	13,731	3.8%	(678,152)
NET INCOME ATTRIBUTABLE TO:	1,311,328	1,100,688	(210,639)	(16.1%)	2,157,282
Shareholders of the Company	660,231	486,227	(174,004)	(26.4%)	952,975
Minority Interest	651,097	614,462	(36,635)	(5.6%)	1,204,307

Earning per share (Ch$ /share and US$ / ADR)	20.2	14.9	(5.3)	(26.4%)	1.5

Operating Income

Operating Income for the period 2010 decreased by Ch$ 223,145 million, from Ch$ 1,927,445 million to Ch$ 1,704,301 million, representing a decrease of 11.6%; the above is mainly due to the decrease in results from our generation subsidiaries in Chile, which was partially offset by better results from our generation and distribution subsidiaries in Colombia, and our distribution business in Peru.

Operating Revenues and Costs, broken down by business line for the period ending on December 31, 2009 and 2010 are:

Pg. 15

Table 2
Operating Income by Businesses	Generation and Transmission				Distribution
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2009	2010		2010	2009	2010		2010
Operating Revenues	2,708,358	2,780,593	2.7%	5,449,793	4,240,401	4,392,626	3.6%	8,609,278
Operating Costs	(1,515,949)	(1,730,445)	14.1%	(3,391,566)	(3,478,984)	(3,702,915)	6.4%	(7,257,487)
Operating Income	1,192,408	1,050,149	(11.9%)	2,058,227	761,417	689,711	(9.4%)	1,351,791

Operating Income by Businesses	Eliminations and Others				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2009	2010		2010	2009	2010		2010
Operating Revenues	(476,703)	(609,638)	27.9%	(1,194,853)	6,472,056	6,563,581	1.4%	12,864,218
Operating Costs	450,323	574,079	27.5%	1,125,161	(4,544,610)	(4,859,280)	6.9%	(9,523,892)
Operating Income	(26,380)	(35,559)	34.8%	(69,693)	1,927,445	1,704,301	(11.6%)	3,340,325

Generation and Transmission Businesses reached an Operating Income of Ch$ 1,050,149 million, representing a Ch$ 142,259 million drop from the same period last year or the equivalent to an 11.9% decrease. Physical sales decreased 4.9% amounting to 63,431 GWh for ended year 2010 (66,728 GWh for the same period in 2009).

Operating income for Generation and Transmission business line, detailed by country in the following table:

Table 3
Generation & Transmission	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2009	2010		2010	2009	2010		2010	2009	2010		2010
Operating Revenues	1,373,231	1,345,371	(2.0%)	2,636,844	303,112	358,090	18.1%	701,834	318,322	359,211	12.8%	704,032
% of consolidated	51%	48%		48%	11%	13%		13%	12%	13%		13%
Operating Costs	(733,191)	(832,601)	13.6%	(1,631,848)	(255,376)	(311,379)	21.9%	(610,284)	(140,550)	(200,399)	42.6%	(392,770)
% of consolidated	48%	48%		48%	17%	18%		18%	9%	12%		12%

Operating Income	640,040	512,769	(19.9%)	1,004,997	47,737	46,710	(2.1%)	91,549	177,772	158,812	(10.7%)	311,262

Generation & Transmission	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2009	2010		2010	2009	2010		2010	2009	2010		2010
Operating Revenues	213,625	211,264	(1.1%)	414,064	500,964	507,516	1.3%	994,700	2,708,358	2,780,593	2.7%	5,449,793
% of consolidated	8%	8%		8%	18%	18%		18%	100%	100%
Operating Costs	(137,576)	(140,944)	2.4%	(276,242)	(250,153)	(245,978)	(1.7%)	(482,103)	(1,515,949)	(1,730,445)	14.1%	(3,391,566)
% of consolidated	9%	8%		8%	17%	14%		14%	100%	100%

Operating Income	76,049	70,319	(7.5%)	137,822	250,811	261,537	4.3%	512,597	1,192,408	1,050,149	(11.9%)	2,058,227

Distribution business decreased its Operating Income by Ch$ 71,706 million, equivalent to 9.4% and totaling Ch$ 689,711 million. Physical sales amounted to 67,274 GWh, representing an increase of 3,580 GWh, equivalent to a 5.6% variation. Our customer base increased by 366,000 approximately, amounting to 13.3 million customers.

Operating Income for Distribution business line, detailed by country, as follows:

Table 4
Distribution	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2009	2010		2010	2009	2010		2010	2009	2010		2010
Operating Revenues	1,089,515	1,016,997	(6.7%)	1,993,253	327,088	295,538	(9.6%)	579,237	1,780,336	1,987,042	11.6%	3,894,480
% of consolidated	40%	37%		37%	12%	11%		11%	66%	71%		71%
Operating Costs	(960,483)	(905,231)	(5.8%)	(1,774,197)	(295,212)	(291,594)	(1.2%)	(571,507)	(1,442,136)	(1,685,196)	16.9%	(3,302,881)
% of consolidated	63%	52%		52%	19%	17%		17%	95%	97%		97%

Operating Income	129,032	111,767	(13.4%)	219,056	31,876	3,944	(87.6%)	7,730	338,200	301,846	(10.7%)	591,599

Distribution	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2009	2010		2010	2009	2010		2010	2009	2010		2010
Operating Revenues	302,295	307,159	1.6%	602,013	741,168	785,890	6.0%	1,540,296	4,240,401	4,392,626	3.6%	8,609,278
% of consolidated	11%	11%		11%	27%	28%		28%	157%	162%
Operating Costs	(239,870)	(242,227)	1.0%	(474,750)	(541,283)	(578,667)	6.9%	(1,134,152)	(3,478,984)	(3,702,915)	6.4%	(7,257,487)
% of consolidated	16%	14%		14%	36%	33%		33%	229%	244%

Operating Income	62,425	64,932	4.0%	127,262	199,885	207,222	3.7%	406,143	761,417	689,711	(9.4%)	1,351,791

Pg. 16

Net Financial Income

The Company’s Net Financial Income as of December 31, 2010 was negative Ch$ 270,605 million, representing an improvement of 12.5% over the same period last year. The latter is mainly explained by: (i) higher Financial Income by Ch$ 11,567 million, as a consequence of an increase in the amount of cash deposits during the period, (ii) lower Financial Expense by Ch$ 44,114 million, due to a diminishing on average debt stock and a drop of average interest rates and (iii) lower expenses related to Foreign Currency Exchange Differences by Ch$ 19,807 million, primarily linked to Chile, Argentina and Brazil.

The latter was partially offset by higher costs related to indexed assets and liabilities by Ch$ 36,837 million, linked to the negative effect of inflation over U.F. denominated debt in Chile. U.F., a non-transaction currency linked to the inflation in Chile, increased its value by 2.4%.

Taxes

Income Tax increased by Ch$ 13,731 million during 2010. The latter is mostly explained by decreases in: Ampla by Ch$23,752 million, Gas Atacama by Ch$13,253 million, CGTF by Ch$10,331 million, Edesur by Ch$9,992 million, Cien by Ch$4,341 million and Pangue by Ch$2,549 million. The latter was partially offset by increases in Enersis by Ch$27,856 million, Costanera by Ch$7,184 million, Emgesa by Ch$6,863 million, Pehuenche by Ch$5,512 million and Chilectra by Ch$2,235 million.

Pg. 17

Consolidated Balance Sheet Analysis

Assets Under IFRS

Table 5
ASSETS	(Million Ch$)				(Thousand US$)
	As of Dec. 31, 2009	As of Dec. 31, 2010	Var 2009-2010	Chg %	As of Dec. 31, 2010

CURRENT ASSETS
Cash and cash equivalents	1,134,901	961,355	(173,546)	(15.3%)	2,054,134
Other current financial assets	1,536	7,818	6,281	408.9%	16,704
Other current non-financial assets	35,182	35,993	811	2.3%	76,907
Trade accounts receivable and other receivables	1,141,967	1,038,098	(103,868)	(9.1%)	2,218,111
Accounts receivable from related companies	19,014	20,472	1,457	7.7%	43,742
Inventories	56,319	62,652	6,332	11.2%	133,868
Current tax receivable	112,176	137,987	25,811	23.0%	294,838
Non-current assets (or disposal groups) classified as held for sale	70,361	73,893	3,532	5.0%	157,888
Total Current Assets	2,571,456	2,338,268	(233,188)	(9.1%)	4,996,192

Other non-current financial assets	30,497	62,969	32,472	106.5%	134,546
Other non-current non-financial assets	94,255	103,736	9,481	10.1%	221,654
Trade accounts receivables and other receivables, net	194,977	319,568	124,591	63.9%	682,823
Investments in associates accounted for using the equity method	21,281	14,102	(7,180)	(33.7%)	30,131
Intangibles assets apart from increased value	1,446,122	1,452,586	6,464	0.4%	3,103,751
Increased value	1,501,352	1,477,022	(24,330)	(1.6%)	3,155,962
Property, plant and equipment, net	6,864,071	6,751,941	(112,131)	(1.6%)	14,426,915
Investment properties	31,232	33,019	1,787	5.7%	70,552
Deferred tax assets	454,897	452,634	(2,262)	(0.5%)	967,147
Total Non-Current Assets	10,638,685	10,667,577	28,892	0.3%	22,793,481

TOTAL ASSETS	13,210,140	13,005,845	(204,295)	(1.5%)	27,789,674

Total Assets decreased Ch$ 204,295 million, mainly due to:

➢  Ch$ 233,188 million decrease in Current Assets, equal to a 9.1% reduction, as a result of:

❖  Ch$ 173,546 million decrease in cash and cash equivalent, primarily explained by decreases in Time Deposits at Codensa by Ch$ 155,772 million used to pay dividends, Ampla by Ch$ 101,282 million used to pay debt, Emgesa for Ch$ 86,356 million due to a capital reduction, and CGTF by Ch$ 27,934 million and Endesa Chile for Ch$ 12,911 million, both due to payment of liabilities. The latter was partially offset by increases in Time Deposits in Endesa Brasil by Ch$ 125,705 million, Chilectra by Ch$ 88,888 million, Enersis by Ch$ 35,371 million, Edelnor by Ch$ 18,894 million and Edesur by Ch$ 17,165 million.

❖  Decrease in Trade Accounts Receivable and Other Receivables for Ch$ 103,868 million, primarily due to decreases in Trade Accounts Receivable in El Chocón by Ch$ 35,964 million, Ampla by Ch$ 29,624 million, Endesa Chile by Ch$ 27,752 million, Coelce by Ch$ 14,244 million and Emgesa by Ch$ 13,489 million. The latter was partially offset by increases in Chilectra by Ch$ 15,510 million, CGTF by Ch$ 8,247 million and Edelnor by Ch$ 2,459 million.

❖  Increase in Current Tax Receivable by Ch$ 25,811 million, which mainly corresponds to a higher Value Added Tax (“IVA”) receivable and increases in payments with charge to income taxes at Endesa Chile for Ch$ 56,419 million, partially compensated by decreases in Endesa Eco by Ch$ 13,432 million, Gas Atacama by Ch$ 7,987 million and Cien by Ch$ 6,687 million.

The above was partially offset by:

➢  Increase in Non-Current Assets in Ch$ 28,892 million equal to 0.3%, mainly due to:

❖  Increase in Non-current Receivables by Ch$ 124,591 million, mainly due to increases at Ampla, for Ch$ 65,301 million, El Chocón by Ch$ 59,745 million and Coelce by Ch$ 18,450 million. The

Pg. 18

latter was partially offset due to a decrease in Edesur for Ch$ 7,351 million, Cien by 5,784 million, Chilectra by Ch$ 2,594 million and CGTF for Ch$ 2,553 million.

❖  Increase in Other Non-current Financial Assets by Ch$ 32,472 million, mainly explained by Endesa Chile’s derivatives effects by Ch$ 24,154 million, Enersis by Ch$ 4,913 million due to an increase in escrow deposits and Coelce by Ch$ 3,352 million, related to pension funds surplus.

❖  Decrease in Property, Plant and Equipment, net by Ch$ 112,131 million due to conversion effect to Chilean pesos from subsidiaries statements, in approximately Ch$ 162,000 million, depreciation during the period for Ch$ 338,040 million and additions for the period in approximately Ch$ 396,969 million.

❖  Decrease in Increased Value by Ch$ 24,330, linked to the fluctuation of local currencies.

Book Value and Economic Value of Assets

Regarding the more important assets, the following should be mentioned:

Properties, Plants and Equipment are valued at their purchase cost, net of the corresponding accumulated depreciation and impairment loss they have been subject to. Properties, Plants and Equipment, net of their residual value, if applicable, are linearly by distributing the cost of their different elements along the estimated years of useful life, which is the period that the companies expect to use them. The useful life is reviewed regularly.

The capital gain (lower investments or goodwill value) generated by consolidation represents the acquisition cost surplus on the Group’s share in terms of the reasonable value of assets and liabilities, including the identifiable contingent liabilities of a Subsidiary at the time of acquisition.

Capital gain is not amortized. Instead, at the closing of each accounting period an assessment is made of whether any impairment has occurred during the period that could reduce its recoverable value to an amount below the registered net cost, proceeding in this event to make a timely impairment adjustment (See Note 3.e to the Consolidated Financial Statements).

Throughout the fiscal year and in particular at the date of closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In the event of any such indication, an estimate of the recoverable sum of said asset is made to determine, if applicable, the depreciated amount. If this involves identifiable assets that do not originate independent cash flows, the recoverability of the Cash Generating Unit that the asset belongs to is estimated, understanding as such the smaller Group of identifiable assets that generate independent cash incomes.

Assets expressed in foreign currency are submitted at the prevalent exchange rate at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long term maturities.  These operations are adjusted according to prevalent market equity conditions.

In summary, assets are valued according to the International Financial Reporting Standards, whose criteria are expressed in Note 3 of the Consolidated Financial Statements.

Pg. 19

Liabilities and Shareholders’ Equity Under IFRS

Table 6
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dec. 31, 2009	As of Dec. 31, 2010	Var 2009-2010	Chg %	As of Dec. 31, 2010

CURRENT LIABILITIES
Other current financial liabilities	729,028	665,598	(63,430)	(8.7%)	1,422,188
Trade accounts payable and other payables	979,906	1,224,490	244,584	25.0%	2,616,376
Accounts payable to related companies	111,956	148,202	36,246	32.4%	316,665
Provisions	100,024	115,449	15,425	15.4%	246,681
Current tax payable	185,286	147,667	(37,619)	(20.3%)	315,520
Current post-employment benefit obligations	4,915	5,450	535	10.9%	11,646
Other current non-financial liabilities	33,622	35,791	2,169	6.5%	76,474
Liabilities (or disposal groups) classified as held for sale	50,650	64,630	13,980	27.6%	138,096
Total Current Liabilities	2,195,388	2,407,277	211,890	9.7%	5,143,645

NON-CURRENT LIABILITIES
Other non-current financial liabilities	3,533,444	3,014,956	(518,487)	(14.7%)	6,442,077
Non-current liabilities	68,909	37,237	(31,673)	(46.0%)	79,564
Accounts payable to related companies	3,557	1,084	(2,472)	(69.5%)	2,317
Provisions	250,287	225,522	(24,765)	(9.9%)	481,875
Deferred tax liabilities	573,049	555,924	(17,126)	(3.0%)	1,187,846
Non-current post-employment benefit obligations	182,689	215,819	33,130	18.1%	461,142
Other non-current non-financial liabilities	25,814	33,997	8,183	31.7%	72,642
Total Non-Current Liabilities	4,637,749	4,084,540	(553,209)	(11.9%)	8,727,462

SHAREHOLDERS' EQUITY
Issued share capital	2,824,883	2,824,883	-	0.0%	6,035,945
Retained earnings (losses)	1,817,613	2,103,690	286,076	15.7%	4,494,967
Additional paid-in capital	158,760	158,760	-	0.0%	339,223
Other equity changes	-	-	-		-
Reserves	(1,282,776)	(1,351,787)	(69,011)	(5.4%)	(2,888,373)
			-
Equity Attributable to Shareholders of the Company	3,518,480	3,735,545	217,065	6.2%	7,981,762
Equity Attributable to Minority Interest	2,858,524	2,778,483	(80,041)	(2.8%)	5,936,803
Total Shareholders' Equity	6,377,004	6,514,028	137,024	2.1%	13,918,566

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	13,210,140	13,005,845	(204,295)	(1.5%)	27,789,674

The Company’s Total Liabilities and Shareholder´s Equity decreased by Ch$ 204,295 million from the period ended on December 31, 2009, largely due to the decrease in Non-current Liabilities in Ch$ 553,209 million, which were partially compensated by an increase in Current Liabilities in Ch$ 211,890 million and Shareholders’ Equity by Ch$ 137,024 million. The detail is explained as follows:

➢  Non-Current Liabilities decreased by Ch$ 553,209 million, equal to a 11.9% decrease, mainly due to:

❖  Other Non-current Financial Liabilities (financial debt and derivatives) diminished by Ch$ 518,487 million, mainly due to decreases in: Endesa Chile by Ch$ 111,217 million related to a loan payment; Ampla by Ch$ 123,919 million, due to a loan and bond payment plus conversion effect; Emgesa by Ch$ 67,086 million; Cien by Ch$ 60,094 million due to a loan and bond payment plus conversion effect; Coelce by Ch$ 59,678 million, mainly because of a reclassification from the long term to the short term and foreign currency exchange effect; Costanera by Ch$ 28,181 due to bank loan payments and Edesur  by Ch$ 15,375 million due to bond payment and short term reclassification. This decrease was partially compensated by increases in Enersis by Ch$ 9,629 explained by hedge derivatives effects.

➢  Increase in Current Liabilities of Ch$ 211,890 million, a 9.7% drop, due to:

❖  Increase in Current Accounts Payable and other Commercial Liabilities by Ch$ 244,584 million, mainly explained by the increase in Codensa by Ch$ 65,388 million; Ampla by Ch$ 45,942 million; Edesur by Ch$ 44,762 million; Coelce by Ch$ 37,631 million; Chilectra by Ch$ 22,193 million; Edelnor by Ch$ 12,065 million and Enersis by Ch$ 8,285 million.

Pg. 20

❖  Increase in Accounts Payable to Related Companies by Ch$ 36,246 million which mainly corresponds to dividend payments to Endesa Latinoamérica accounting Ch$ 17,051 million and higher payable accounts to GNL Chile in Ch$ 23,428 million.

The above was partially offset by:

❖  Decrease in Other Current Liabilities (financial debt and derivatives) for Ch$ 63,430 million, mainly in Endesa Chile for Ch$ 128,004 million due to loans payments; Codensa for Ch$ 33,911 for bond amortization and GasAtacama for Ch$ 17,206 million, due to loans payments. This was partially offset by Ampla, subsidiary that increased its current liabilities by Ch$ 36,989 million, mainly explained by new loan facilities and reclassifications from the long term; Emgesa for Ch$ 30,722 million; Coelce for Ch$ 25,864 due to reclassifications from the long term and El Chocón for Ch$ 16,068 million linked to new loan facilities.

Total Shareholders’ Equity Increased by Ch$ 137,024 million when compared to December 31, 2009. The Total Shareholders' Equity attributable to the Owners of the Company increased by Ch$ 217,065 million which is explained mainly by: the effect of the net income for the period for Ch$ 396,687 million, where it is important to mention the effect of controlling shareholder’s result by Ch$ 486,227 million; negative conversion reserves by Ch$ 83,694 million, positive hedging reserves by Ch$ 14,683 million and other negative reserves by Ch$ 20,528 million. During 2010, dividends linked to 2009 exercise and provisions for 2010 period accounted to Ch$ 179,622 million.

The minorities participation decreased by Ch$ 80,041 million, as a consequence of: the net effects in results by Ch$ 614,462 million; other negative results by Ch$ 55,384 and other equity changes by Ch$ 719,519 million.

Debt Maturity with Third Parties, Million US$

Table 7
(Million US$)	2011	2012	2013	2014	2015	Balance	TOTAL
Chile	65.6	51.8	426.8	747.9	227.7	1,652.8	3,172.6
Enersis	4.5	4.8	5.1	588.4	5.7	480.5	1,089.0
Chilectra	0.0	-	-	-	-	-	0.0
Endesa Chile (*)	61.1	47.0	421.7	159.4	222.1	1,172.3	2,083.6
Argentina	172.6	88.7	38.2	33.3	27.3	-	360.2
Edesur	24.8	28.3	6.8	2.0	-	-	61.8
Costanera	79.7	41.6	24.7	28.0	27.3	-	201.3
Chocón	67.9	18.8	6.7	3.4	-	-	96.8
Hidroinvest	0.3	-	-	-	-	-	0.3
CTM	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-
Peru	121.9	134.4	140.3	101.2	80.5	216.7	795.1
Edelnor	41.4	64.5	91.0	52.9	48.0	58.8	356.7
Edegel	80.5	69.9	49.3	48.3	32.5	157.8	438.4
Brazil	643.2	570.0	216.8	142.2	51.4	45.8	1,669.4
Endesa Brasil	110.7	-	-	-	-	-	110.7
Coelce	142.3	122.4	100.1	96.9	4.6	22.1	488.4
Ampla	253.1	312.5	103.5	31.1	29.9	3.8	733.9
Cachoeira	-	-	-	-	-	-	-
Cien	125.1	122.7	-	-	-	-	247.8
Fortaleza	11.9	12.4	13.3	14.2	16.9	19.9	88.5
Colombia	265.1	176.1	125.3	203.6	130.7	680.8	1,581.6
Codensa	104.0	17.5	125.3	129.9	-	320.4	697.1
Emgesa	161.1	158.5	-	73.6	130.7	360.4	884.4
TOTAL	1,268.4	1,020.9	947.4	1,228.2	517.7	2,596.1	7,578.8

Pg. 21

Debt Maturity with Third Parties, Million Ch$

Table 7.1
(Million Ch$)	2011	2012	2013	2014	2015	Balance	TOTAL
Chile	30,707.6	24,247.8	199,738.6	350,013.1	106,578.2	773,523.9	1,484,809.2
Enersis	2,123.0	2,245.0	2,374.1	275,391.0	2,654.9	224,895.9	509,683.8
Chilectra	0.1	-	-	-	-	-	0.1
Endesa Chile (*)	28,584.5	22,002.8	197,364.5	74,622.1	103,923.3	548,628.1	975,125.3
Argentina	80,793.5	41,489.6	17,876.9	15,605.7	12,796.3	-	168,562.0
Edesur	11,583.6	13,234.2	3,159.5	950.7	-	-	28,927.9
Costanera	37,291.8	19,466.5	11,578.6	13,085.6	12,796.3	-	94,218.7
Chocón	31,789.4	8,788.9	3,138.9	1,569.5	-	-	45,286.6
Hidroinvest	128.7	-	-	-	-	-	128.7
CTM	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-
Peru	57,039.3	62,915.0	65,683.8	47,382.2	37,673.5	101,397.7	372,091.4
Edelnor	19,380.9	30,203.4	42,588.1	24,757.9	22,477.5	27,524.1	166,931.9
Edegel	37,658.3	32,711.6	23,095.7	22,624.4	15,196.0	73,873.5	205,159.5
Brazil	301,022.7	266,761.0	101,464.8	66,550.2	24,070.9	21,431.8	781,301.5
Endesa Brasil	51,831.6	-	-	-	-	-	51,831.6
Coelce	66,598.5	57,299.2	46,835.6	45,355.3	2,149.8	10,356.7	228,595.0
Ampla	118,474.0	146,270.8	48,420.0	14,535.4	14,005.0	1,773.2	343,478.4
Cachoeira	-	-	-	-	-	-	-
Cien	58,558.5	57,401.7	-	-	-	-	115,960.2
Fortaleza	5,560.2	5,789.4	6,209.2	6,659.5	7,916.0	9,302.0	41,436.4
Colombia	124,064.2	82,400.3	58,626.4	95,276.4	61,184.1	318,635.7	740,187.0
Codensa	48,652.6	8,202.8	58,626.4	60,815.8	-	149,971.7	326,269.3
Emgesa	75,411.6	74,197.4	-	34,460.6	61,184.1	168,664.0	413,917.7
TOTAL	593,627.2	477,813.7	443,390.5	574,827.6	242,303.0	1,214,989.1	3,546,951.2

Evolution Of Key Financial Ratios

Table 8
Indicator	Unit	2009	2010	Var 2009-2010	Chg %
Liquidity	Times	1.17	0.97	(0.20)	(17.1%)
Acid ratio test *	Times	1.15	0.95	(0.20)	(17.4%)
Working capital	Million Ch$	376,068	(69,010)	(445,078)	(118.4%)
Working capital	Thousand US$	803,547	(147,453)	(951,000)	(118.4%)
Leverage **	Times	1.07	1.00	(0.07)	(6.5%)
Short-term debt	%	32.0	37.0	5.00	15.6%
Long-term debt	%	68.0	63.0	(5.00)	(7.4%)
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 8.1
Indicator	Unit	2009	2010	Var 2009-2010	Chg %
Financial expenses coverage *	Times	5.26	5.12	(0.14)	(2.7%)
Op. income / Op. rev.	%	29.78	25.97	(3.82)	(12.8%)
ROE **	%	19.98	13.41	(6.57)	(32.9%)
ROA **	%	9.66	8.42	(1.24)	(12.8%)
* EBITDA / Financial costs
** Annualized figures

Liquidity, a key consideration in our financial management, continues to be in a very solid position. As of December 2010, liquidity reached 0.97 times, decreasing 0.20 times, equivalent to a 17.1% when compared to December 2009. Enersis has a sound financial profile and ample access to credit markets. In fact, the Company has been serving its debt maturities with own generated resources, with an appropriate maturity schedule.

Pg. 22

The Company has credit lines with financial institutions, as described below:

➢  Non-committed credit lines: US$ 482 million available in the aggregate for Enersis and Endesa Chile in the local markets.

➢  Committed long term credit lines for US$ 719 million on a consolidated basis, available for Enersis and Endesa, of which US$ 200 million are due in the short term.

➢  Cash and cash equivalents amounts to US$ 2,052 million.

Leverage ratio was 1.0, showing a decrease of 6.5% as of December 2009.

Financial Expenses Coverage reached 5.12 times, a decrease of 0.14 times or 2.7% drop from the ratio registered on equal period the precedent year. This is mainly the result of the EBITDA decrease during this year, partially compensated by a decrease in Financial Expense.

Operating Income over Operating Revenues profitability decreased 12.8%, reaching a 25.97% as of December 2010.

The annual ROE of the Parent Company reached 13.4%, a decrease of 32.9% from the registered as of December 2009. This decrease is derived from the lower results for the period, together with an increase in shareholders’ equity.

Annual ROA reached 8.4% in December 2010, a decrease of 1.2 pp. from the registered as of December 2009, reflecting the decrease in the present period’s results partially offset by a decrease in Total Assets.

Pg. 23

Consolidated Statements of Cash Flows Analysis

Under IFRS

Table 9
CASH FLOW	(Million Ch$)				(Thousand US$)
	2009	2010	Var 2009-2010	Chg %	2010

Net Income	1,311,328	1,100,688	(210,639)	(16.1%)	2,157,282

Adjustments to Reconcile to Operating Income
Taxes Payable	359,738	346,007	(13,731)	(3.8%)	678,152
Decrease (increse) in inventories	31,683	13,375	(18,308)	(57.8%)	26,214
Decrease (increase) in trade accounts receivable	112,512	(164,046)	(276,558)	(245.8%)	(321,520)
Decrease (increase) in other operating accounts receivable	(159,670)	(171,237)	(11,567)	(7.2%)	(335,614)
Decrease (increase) in trade accounts payable	(218,629)	128,805	347,434	158.9%	252,449
Decrease (increase) in other operating accounts payable	460,691	453,414	(7,277)	(1.6%)	888,664
Depreciation and amortization	454,370	449,017	(5,353)	(1.2%)	880,046
(Reversal of) Impairment losses	85,286	108,373	23,088	27.1%	212,405
Provisions	16,436	(29,193)	(45,630)	(277.6%)	(57,217)
Unrealized foreign currency exchange differences	8,236	(11,572)	(19,808)	(240.5%)	(22,681)
Non-distributed gains from associates	(2,236)	(1,016)	1,220	54.6%	(1,991)
Minority interest	-	-	-		-
Other non-cash	(53,398)	71,286	124,684	233.5%	139,716
Total adjustments to Reconcile to Operating Income	1,095,018	1,193,213	98,195	9.0%	2,338,624

Dividends paid	-	-	-		-
Dividends received	-	-	-		-
Payments of interest classified as operating	-	-	-		-
Proceeds of interest received classified as operating	-	-	-		-
Income tax proceeds (payments)	(367,981)	(349,297)	18,684	5.1%	(684,600)
Other operating proceeds (disbursements)	(35)	(1,189)	(1,155)	(3331.1%)	(2,331)

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	2,038,330	1,943,415	(94,915)	(4.7%)	3,808,975

Net Cash Flows provided by (used in) Investing Activities
Acquisitions of associates	(290,472)	-	290,472	(100.0%)	-
Cash flows used for the purchase of non-controlling	(19,912)	-	19,912	(100.0%)
Loans to related companies	(8,615)	-	8,615	(100.0%)	-
Proceeds from sales of property, plant and equipment	7,559	8,890	1,331	17.6%	17,424
Purchase of property, plant and equipment	(526,522)	(473,922)	52,600	10.0%	(928,858)
Proceeds from sales of intangible assets	5,292	1,425	(3,868)	(73.1%)	2,792
Acquisitions of intangible assets	(209,940)	(227,419)	(17,479)	(8.3%)	(445,727)
Proceeds from other long term assets.	190,167	-	(190,167)	(100.0%)	-
Acquisitions of other long-term assets	(13)	-	13	(100.0%)	-
Proceeds from prepayments reimbursed and third party loans	-	-	-		-
Prepayments and third party loans	-	-	-		-
Proceeds from dividends	2,676	3,279	603	22.5%	6,427
Proceeds from interest received	4,346	6,808	2,461	56.6%	13,343
Other investment proceeds (disbursements)	(21,834)	(94,842)	(73,007)	(334.4%)	(185,884)
NET CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	(867,267)	(775,781)	91,485	10.5%	(1,520,484)

Cash Flows provided by (used in) Financing Activities
Long-term loans obtained	826,440	263,125	(563,315)	(68.2%)	515,708
Proceeds from loans from related companies	-	822	822		1,610
Payments of loans	(1,283,352)	(740,287)	543,065	42.3%	(1,450,917)
Repayments of liabilities for financial leases	(3,172)	(24,130)	(20,958)	(660.7%)	(47,293)
Payments on loans from related companies	(16,987)	-	16,987	(100.0%)	-
Dividends paid	(578,607)	(556,087)	22,520	3.9%	(1,089,897)
Payments of interest	(252,737)	(244,596)	8,141	3.2%	(479,393)
Other financing proceeds (payments)	8	18,132	18,124	217054.6%	35,538
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,308,406)	(1,283,021)	25,385	1.9%	(2,514,642)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS BEFORE EFFECTS OF FOREIGN EXCHANGE RATE VARIATIONS	(137,343)	(115,387)	21,956	16.0%	(226,151)

Effects of foreign exchange rate variations on cash and cash equivalents	(45,818)	(58,159)	(12,341)	(26.9%)	(113,988)
Net Increase (Decrease) in Cash and Cash Equivalents	(183,161)	(173,546)	9,615	5.2%	(340,139)
Beginning balance of cash and cash equivalents	1,318,062	1,134,901	(183,161)	(13.9%)	2,224,336
Ending Balance of Cash and Cash Equivalents	1,134,901	961,355	(173,546)	(15.3%)	1,884,197

Pg. 24

The Company generated a negative cash flow of Ch$ 115,387 million for the period, which can be detailed as follows:

Operating Activities generated a positive net cash flow of Ch$ 1,943,415 million that represents a decrease of 4.7% when compared to previous exercise. This cash flow is composed primarily with net income of the period for Ch$ 1,100,688 million, which is adjusted to operating income in Ch$ 842,727 million. This adjustment includes fixed asset amortization, depreciation and impairments for Ch$ 557,391 million, interest for Ch$ 282,177 million, taxes for Ch$ 346,007 million, partially compensated by the tax payments of Ch$ 349,297 million.

Investment activities generated a net negative cash flow of Ch$ 775,781 million, which compared with the same period of the preceding year represented a 10.5% increase. This cash flow corresponds primarily to the incorporation of fixed assets for Ch$ 473,922 million, intangible assets’ purchases (IFRIC 12) by Ch$ 227,419 million and other investments by Ch$ 94,842 million.

Financing activities originated a negative cash flow of Ch$ 1,283,021 million, due to payments of loans for Ch$ 740,287 million, dividends paid for Ch$ 556,087 million, interests paid for Ch$ 244,596 million. The aforementioned was partially compensated for loans obtained for Ch$ 263,125 million.

Cash Flow Received From Foreign Subsidiaries by Enersis, Chilectra and Endesa Chile

Table 10
Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010
Argentina	1,451.7	1,586.2	8,432.3	8,772.2	-	-	-	-	9,884.0	10,358.5
Peru	-	-	44,080.1	68,582.2	-	-	-	-	44,080.1	68,582.2
Brazil	11,864.0	-	314,324.0	194,835.9	-	-	-	-	326,188.0	194,835.9
Colombia	-	-	97,401.4	221,251.8	-	59,462.9	85,612.4	-	183,013.9	280,714.7
Total	13,315.7	1,586.2	464,237.8	493,442.1	-	59,462.9	85,612.4	-	563,165.9	554,491.3

Source: Internal Financial Report

Table 11
	Payments for Additions of Fixed Assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	2009	2010	2010	2009	2010	2010
Endesa Chile	314,067	254,872	499,534	192,773	175,068	343,123
Cachoeira	2,922	4,668	9,149	7,218	7,383	14,470
Endesa Fortaleza	3,653	1,870	3,665	7,646	7,999	15,678
Cien	-	1,884	3,693	18,060	29,986	58,771
Chilectra S.A.	43,846	31,148	61,048	20,276	21,191	41,533
Edesur	46,997	58,221	114,110	16,006	14,279	27,986
Edelnor	37,708	33,203	65,076	19,696	19,800	38,807
Ampla (*)	107,203	120,785	236,731	55,496	44,976	88,150
Coelce (*)	93,291	102,946	201,768	40,991	51,936	101,791
Codensa	68,834	76,255	149,455	55,084	59,143	115,917
Cam Ltda.	3,004	1,148	2,250	1,742	1,774	3,477
Inmobiliaria Manso de Velasco Ltda.	705	708	1,388	253	285	559
Synapsis	3,906	3,326	6,519	2,851	3,084	6,044
Enersis holding and investment companies	880	388	760	1,168	1,080	2,117
Total	727,016	691,422	1,355,145	439,260	437,984	858,422
(*) Includes concessions intangible assets.

Pg. 25

The Principal Risks associated to the activities of the Enersis Group

Commercial and Regulatory Risk

The Group’s activities are subject to a broad range of governmental standards and environmental regulations. Any modification of such standards and regulations may affect the Group’s activities, economic situation and operating results.

The Group’s distribution activity is subject to a wide range of rules regarding tariffs and other issues that govern their activities in each of the countries where it operates and which could modify distribution subsidiaries operating results.

The Group’s generation activity is subject to existing hydrological and weather conditions in the geographic zones in which the Group’s hydroelectric generating plants are located. Commercial policies have been planned in order to moderate the possible impact of changes in these variables.

Group’s activities are subject a wide of environmental regulation that Enersis fulfills constantly. Modifications applied on such regulations may affect the operations, economic condition or the results of these operations.

Enersis and its operating subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtaining permits, licenses and other authorizations and the fulfillment of all requirements of those licenses, permits and norms. As any other regulated company, Enersis cannot guarantee:

•        The approval from regulators of environmental impact studies.

•        That public opposition may not cause delays or modifications to any proposed project and

•        That laws or regulations may not change or be interpreted in a manner that could adversely affect the operations or the plans for companies in which Enersis or its subsidiaries hold investments.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities pegged to a variable interest rate.

In compliance with our current interest rate hedging policy, the portion of fixed and/or hedged debt to the total net debt was 51% as of December 31, 2010 on a consolidated basis.

Depending on the Group’s estimates and debt structure objectives, hedging transactions take place contracting derivatives that mitigate these risks.

Exchange Rate Risk

The exchange rate risks are mainly related to the following transactions:

  Foreign currency debts contracted by Group’s companies.
  Payments to be made on international markets for the acquisition of projects related materials.
  Group companies’ incomes directly linked to the evolution of the dollar, and
  Incoming cash flows from our subsidiaries abroad exposed to exchange rate fluctuations.

Pg. 26

In order to mitigate exchange rate risks, Enersis’ exchange rate hedging policy is based on cash flows and it strives to maintain a balance between dollar indexed flows and the asset and liability levels in such currency.  Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company’s functional currency.

Commodities Risk

Enersis is exposed to the price fluctuation risk on some commodities, basically through fuel purchases for the electricity generation and also energy transactions (buying and/or selling) in the local markets.

In order to reduce risks in extreme drought conditions, the company has designed a trading policy that defines sales commitment levels consistent with its generating plants’ firm energy in a dry year, including risk mitigation clauses in some unregulated clients’ contracts.

Liquidity Risk

In engaging committed long term credit facilities and short term financial investments the Group maintains a consistent liquidity policy, for the amounts required to support projected needs for the period, contingent with the situation and the expectations in the debt and capital markets.

As of December 30, 2010, the Enersis Group held liquidity in the amount of Ch$ 961,355,037 thousand in cash and cash equivalent and Ch$ 242,750,000 thousand in committed long term credit lines. As of December 31st, 2009, the Enersis Group held liquidity in the amount of Ch$ 1,134,900,821 thousand in cash and cash equivalent and Ch$ 253,550,000 thousand in committed long term credit lines.

Credit Risk

Credit risk in accounts receivable, originating from trading activities, has been historically very limited given that the short term collection conditions with customers doesn’t allow them to individually accumulate significant amounts. Additionally, in the case of the so-called “unregulated clients” of our electricity generation and distribution business, a formal procedure is applied to control the credit risk, using a systematic evaluation of our counterparties, index definition and credit risk factors by virtue of which the contracts are approved or additional guarantee requirements are defined.

Furthermore, in our electricity generating business line, in the event of non-payment, some countries allow power supply cut-offs, and in almost all contracts a lack of payment is established as cause for contract termination. For this purpose, credit risks are constantly monitored and the maximum amounts exposed to payment risks are measured, which are limited.

In turn, in our electricity distribution business line, the energy supply cut-off is a power held by our companies in case of default by our customers, applied in accordance with the applicable regulation in each country, enabling the credit risk evaluation and control process, which is also limited.

Surplus cash flow investments are placed in prime national and foreign financial entities (with an investment grade equivalent risk rating) with limits set for each entity.

In the selection of banks for investment, are considered those that hold two investment grade classifications, according to the three main international risk agencies (Moody’s, S&P and Fitch Ratings).

Pg. 27

Positions are backed up by treasury bonds from the country of operations and instruments issued by the most reputable banks, favoring, wherever possible, the first ones.

Derivatives are engaged with highly solvent entities; about 90% of operations are conducted with entities that hold an A or higher rating.

Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt and financial derivatives positions in order to guarantee that the risk taken by the company remains consistent with the risk exposure defined by Management, thus restricting the volatility of its financial results.

The positions portfolio used in the calculations of the current Value at Risk is comprised of debt and financial derivatives.

The calculated Value at Risk represents the possible value loss of the aforementioned positions portfolio over one day time horizon with 95% of confidence.

The volatility of the risk variables that affect the value of the positions portfolio has been studied, including:

  The U.S. dollar Libor interest rate.
  The usual banking local indexes for debts, taking into account the different currencies our companies operate under, and
  The exchange rates of the different currencies involved in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Monte Carlo simulations. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price return, has been applied to simulate the future price scenario.

Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The various debt positions and financial derivatives included in the calculation have been valued consistently using the financial capital calculation methodology reported to Management.

Other Risks

A portion of Enersis and Endesa Chile’s debt is subject to cross default provisions.  If certain defaults in debt of certain specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile and Enersis, and under certain scenarios, debts at the holding company level could be accelerated.

Nonpayment – after any applicable grace period – of the debts of Enersis and Endesa Chile, or their so-called Relevant Subsidiaries, with an individual principal amount outstanding in excess of US$ 50 million dollars (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million dollars, could give rise to a cross default of several bank revolving debt facilities at the Endesa Chile and Enersis levels. Furthermore, some of these debt facilities are also subject to cross acceleration provisions in the event of a default in other Relevant Subsidiary debt, for reasons other

Pg. 28

than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars.

Similarly, nonpayment – after any given applicable grace period - of the debts of these companies or any of their Chilean subsidiaries, in single indebtedness in default with a principal in excess of US$ 30 million dollars, could potentially give rise to a cross default of Enersis and Endesa Chile Yankee bonds.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from risk classification agencies could trigger prepayments. Nevertheless, a modification in the Standard & Poor’s (S&P) debt risk classification in foreign currency could trigger a change in the margin applicable to determine the interest rate, in the credit loans executed in 2004 and 2006, and in local credit lines executed in 2009.

Pg. 29

 Argentina

Generation

Endesa Costanera

The operating income of Costanera reached Ch$ 10,840 million as of December 31, 2010, increasing by 147.5% compared to December 31, 2009. This result is mainly explained by other operating revenues.

Operating Revenues increased 27.6%, despite physical sales declined by 3.2%, mainly due to a 30.7% increase in the average energy sale price. The increase in procurement and service costs of Ch$ 59.534 million was mainly due to a 34.8% increase in the cost of fuel, which was fully offset by the increase in revenues.

The effect of converting the financial statements from the Argentine peso to the Chilean peso in both periods produces a reduction in Chilean pesos of 13.6% in December 2010 with respect to December 2009.

Table 12
Endesa Costanera	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	231,422	295,231	63,810	27.6%	578,636
Procurement and Services	(190,815)	(250,349)	(59,534)	(31.2%)	(490,670)
Contribution Margin	40,606	44,882	4,276	10.5%	87,966
Other Costs	(17,368)	(19,690)	(2,323)	(13.4%)	(38,592)
Gross Operating Income (EBITDA)	23,239	25,192	1,953	8.4%	49,374
Depreciation and Amortization	(18,859)	(14,352)	4,507	23.9%	(28,128)
Operating Income	4,380	10,840	6,460	147.5%	21,246
Figures may differ from those accounted under Argentine GAAP.

Table 12.1
Endesa Costanera	2009	2010	Var 2009-2010	Chg%
GWh Produced	8,172	7,965	(207)	(2.5%)
GWh Sold	8,284	8,018	(266)	(3.2%)
Market Share	7.9%	7.2%	(0.7) pp.

El Chocon

Operating income was reduced by 18.2% explained by Ch$ 8,125 million of lower revenues, partially compensated by the decrease of Ch$ 249 million in procurement and services costs.

Due to the reservoir-operation controls limiting levels per basin implemented by the authority in 2010, and consequently, impacting hydro availability, the company experienced a 21.3% reduction in production when compared with 2009.

The effect of converting the financial statements from the Argentine peso to the Chilean peso in both periods produces a reduction in Chilean pesos of 13.6% in December 2010 with respect to December 2009.

Pg. 30

Table 13
El Chocón	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	65,298	57,173	(8,125)	(12.4%)	112,055
Procurement and Services	(17,724)	(17,475)	249	1.4%	(34,250)
Contribution Margin	47,574	39,698	(7,876)	(16.6%)	77,805
Other Costs	(5,090)	(4,940)	150	2.9%	(9,682)
Gross Operating Income (EBITDA)	42,484	34,758	(7,727)	(18.2%)	68,123
Depreciation and Amortization	(3,784)	(3,107)	677	17.9%	(6,090)
Operating Income	38,700	31,651	(7,050)	(18.2%)	62,033
Figures may differ from those accounted under Argentine GAAP.

Table 13.1
El Chocón	2009	2010	Var 2009-2010	Chg%
GWh Produced	3,783	2,975	(807)	(21.3%)
GWh Sold	4,122	3,361	(761)	(18.5%)
Market Share	3.9%	3.0%	(0.9) pp.

Distribution

Edesur

Operating Income decreased Ch$ 27,932 million mainly due to a 13.6% lower average sale price, which impacted Operating Revenues when compared with 2009, partially offset by a 4.6% increase in physical sales. Additionally, Operating Income was affected by higher operational costs through an increase in provisions, mainly boosted by fines imposed by the authority. The fines are linked to energy shortages occurred during 2010.

Energy losses remained at 10.5% compared with 2009: The customer base increased in 48,000 new clients, reaching more than 2, 3 millions clients served in the Buenos Aires Metropolitan Area.

The effect of convert the financial statements from the Argentine peso to the Chilean peso in both periods produces a reduction in Chilean pesos of 13.6% to December 2010 with respect to December 2009.

Table 14
Edesur	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	327,088	295,538	(31,549)	(9.6%)	579,237
Procurement and Services	(153,917)	(142,566)	11,351	7.4%	(279,420)
Contribution Margin	173,171	152,973	(20,198)	(11.7%)	299,817
Other Costs	(122,210)	(132,461)	(10,252)	(8.4%)	(259,616)
Gross Operating Income (EBITDA)	50,961	20,512	(30,450)	(59.8%)	40,201
Depreciation and Amortization	(19,086)	(16,568)	2,518	13.2%	(32,472)
Operating Income	31,876	3,944	(27,932)	(87.6%)	7,730
Figures may differ from those accounted under Argentine GAAP.

Table 14.1
Edesur	2009	2010	Var 2009-2010	Chg%
Customers (Th)	2,305	2,353	48	2.1%
GWh Sold	16,026	16,759	733	4.6%
Clients/ Employee	877	896	18	2.1%
Energy Losses (%)	10.5%	10.5%	0.1%

Pg. 31

Brazil

Endesa Brasil

The operating income in Brazil amounted to Ch$ 457,893 million, 10.8% lower than the Ch$ 513,592 million reported as of December 31, 2009.

Table 15
Endesa Brasil	(Million Ch$)				(Thousand US$)
	2009	2010	Var 2009-2010	Chg %	2010
Total Revenues	1,971,196	2,225,849	254,653	12.9%	4,362,528
Procurements and Services	(1,057,983)	(1,292,520)	(234,537)	(22.2%)	(2,533,261)
Contribution Margin	913,213	933,328	20,116	2.2%	1,829,267
Other Costs	(255,151)	(247,941)	7,209	2.8%	(485,950)
Gross Operating Income (EBITDA)	658,062	685,387	27,325	4.2%	1,343,317
Depreciation and Amortization	(144,470)	(227,494)	(83,024)	(57.5%)	(445,874)
Operating Income	513,592	457,893	(55,699)	(10.8%)	897,442
Net Financial Income	(59,969)	(63,226)	(3,257)	(5.4%)	(123,919)
Financial income	100,509	130,699	30,190	30.0%	256,162
Financial expenses	(185,208)	(191,832)	(6,624)	(3.6%)	(375,979)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	24,730	(2,093)	(26,823)	(108.5%)	(4,102)
Gains	46,431	30,287	(16,144)	(34.8%)	59,360
Losses	(21,700)	(32,380)	(10,679)	(49.2%)	(63,462)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	-	-		-
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	276	23	(253)	(91.6%)	45
Net Income before Taxes	453,899	394,690	(59,209)	(13.0%)	773,569
Income Tax	(106,585)	(67,395)	39,189	36.8%	(132,091)
NET INCOME	347,314	327,295	(20,019)	(5.8%)	641,478
Net Income Attributable to Owners of the Company	237,684	224,155	(13,529)	(5.7%)	439,330
Net Income Attributable to Minority Interest	109,631	103,140	(6,491)	(5.9%)	202,148

Generation

Cachoeira

The operating income of our subsidiary Cachoeira Dourada rose by Ch$ 25,233 million, from Ch$50,629 million to December 31, 2009 to Ch$ 75,863 million in the current year. The increase is mainly the result of an 18% increase on average prices, measured in local currency, fully offsetting a 0.8% decrease in physical sales.

The effect of converting the financial statements from the Brazilian Real to the Chilean peso in both periods produces an increase in Chilean pesos of 7.5% in December 2010 with respect to December 2009.

Pg. 32

Table 16
Cachoeira	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	88,300	115,663	27,363	31.0%	226,692
Procurement and Services	(23,600)	(26,120)	(2,520)	(10.7%)	(51,194)
Contribution Margin	64,700	89,542	24,842	38.4%	175,498
Other Costs	(6,820)	(6,270)	550	8.1%	(12,289)
Gross Operating Income (EBITDA)	57,880	83,272	25,393	43.9%	163,209
Depreciation and Amortization	(7,250)	(7,410)	(159)	(2.2%)	(14,522)
Operating Income	50,629	75,863	25,233	49.8%	148,686
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1
Cachoeira	2009	2010	Var 2009-2010	Chg%
GWh Produced	2,820	3,430	611	21.7%
GWh Sold	3,862	3,833	(29)	(0.8%)
Market Share	1.0%	1.0%	(0.1) pp.

Fortaleza (cgtf)

The operating income of Endesa Fortaleza (CGTF), as of December 31, 2010, decreased by Ch$ 24,811 million, amounting to Ch$ 59,114 million, when compared to the same period of 2009. This increase is mainly due to higher energy purchases of Ch$ 44,106 million related to increase in generation during the period.

The effect of converting the financial statements from the Brazilian Real to the Chilean peso in both periods produces an increase in Chilean pesos of 7.5% in December 2010 with respect to December 2009.

Table 17
Fortaleza	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	138,595	150,371	11,776	8.5%	294,718
Procurement and Services	(38,643)	(76,164)	(37,520)	(97.1%)	(149,276)
Contribution Margin	99,952	74,208	(25,744)	(25.8%)	145,442
Other Costs	(8,351)	(7,060)	1,291	15.5%	(13,837)
Gross Operating Income (EBITDA)	91,601	67,148	(24,453)	(26.7%)	131,606
Depreciation and Amortization	(7,675)	(8,033)	(358)	(4.7%)	(15,745)
Operating Income	83,926	59,114	(24,811)	(29.6%)	115,861
Figures may differ from those accounted under Brazilian GAAP.

Table 17.1
Fortaleza	2009	2010	Var 2009-2010	Chg%
GWh Produced	499	1,665	1,166	233.4%
GWh Sold	3,007	2,957	(50)	(1.7%)
Market Share	0.8%	0.7%	(0.1) pp.

Pg. 33

Transmission

CIEN

CIEN recorded an Operating Income as of December 31th, 2010 of Ch$ 28,055 million, which represents a decrease of Ch$ 19,938 million compared to December 31, 2009. In 2009, the company exported energy to Uruguay and Argentina since February that year, while in 2010 exportation started later.

The effect of converting the financial statements from the Brazilian Real to the Chilean peso in both periods produces an increase in Chilean pesos of 7.5% in December 2010 with respect to December 2009.

Table 18
Cien	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	97,961	98,909	947	1.0%	193,855
Procurement and Services	(20,025)	(7,277)	12,748	63.7%	(14,262)
Contribution Margin	77,936	91,632	13,696	17.6%	179,593
Other Costs	(11,842)	(10,791)	1,051	8.9%	(21,150)
Gross Operating Income (EBITDA)	66,095	80,841	14,746	22.3%	158,443
Depreciation and Amortization	(18,102)	(52,786)	(34,684)	(191.6%)	(103,457)
Operating Income	47,993	28,055	(19,938)	(41.5%)	54,986
Figures may differ from those accounted under Brazilian GAAP.

Distribution

Ampla

Operating Income amounted Ch$ 120,688 million, a Ch$ 66,438 million decrease when compared to December 2009. The decrease is principally explained by an increase in Operating Costs, which in turn is mainly the result of an increase in energy purchases and also due to an increase in the procurement provision of collectibles accounts. The above mentioned is partially offset by a 5.7% increase in sales volume. It is worth mentioning also the 0.7p.p. decrease in energy loses during the period, which is the result of the application in full force of technical measures for controlling energy theft.

The effect of converting the financial statements from the Brazilian Real to the Chilean peso in both periods produces an increase in Chilean pesos of 7.5% in December 2010 with respect to December 2009.

Table 19
Ampla	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	1,012,342	1,046,387	34,044	3.4%	2,050,854
Procurement and Services	(619,675)	(695,862)	(76,187)	(12.3%)	(1,363,847)
Contribution Margin	392,667	350,525	(42,143)	(10.7%)	687,007
Other Costs	(137,663)	(122,226)	15,437	11.2%	(239,555)
Gross Operating Income (EBITDA)	255,004	228,299	(26,706)	(10.5%)	447,452
Depreciation and Amortization	(67,878)	(107,610)	(39,733)	(58.5%)	(210,910)
Operating Income	187,127	120,688	(66,438)	(35.5%)	236,542
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Ampla	2009	2010	Var 2009-2010	Chg%
Customers (Th)	2,522	2,571	49	1.9%
GWh Sold	9,394	9,927	534	5.7%
Clients/Employee	2,042	2,186	144	7.1%
Energy Losses %	21.2%	20.5%	(0.7) pp.

Pg. 34

Coelce

Operating Income rose by 19.9% to Ch$ 181,284 million, mainly due to a 12.6% increase in energy demand explained by a better economic scenario which boosted energy consumption in all segments; additionally, Coelce registered higher average sales prices due to better sales mix in residential, commercial, industrials and other rural customers and tolls. The latter was partially offset by higher energy losses and an increase in the cost of energy purchases due to the higher demand.

The effect of converting the financial statements from the Brazilian Real to the Chilean peso in both periods produces an increase in Chilean pesos of 7.5% in December 2010 with respect to December 2009.

Table 20
Coelce	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	767,993	940,655	172,661	22.5%	1,843,626
Procurement and Services	(490,036)	(615,112)	(125,076)	(25.5%)	(1,205,583)
Contribution Margin	277,957	325,543	47,585	17.1%	638,043
Other Costs	(83,481)	(92,914)	(9,433)	(11.3%)	(182,106)
Gross Operating Income (EBITDA)	194,476	232,629	38,153	19.6%	455,938
Depreciation and Amortization	(43,202)	(51,345)	(8,142)	(18.8%)	(100,633)
Operating Income	151,273	181,284	30,010	19.8%	355,305
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1
Coelce	2009	2010	Var 2009-2010	Chg%
Customers (Th)	2,965	3,095	129	4.4%
GWh Sold	7,860	8,850	990	12.6%
Clients/Employee	2,285	2,366	81	3.6%
Energy Losses %	11.6%	12.1%	0.6 pp.

Pg. 35

  Chile

Generation

Endesa Chile

Consolidated Income Statement of Endesa Chile

Table 21
Endesa Chile	(Million Ch$)				(Thousand US$)
	2009	2010	Var 2009-2010	Chg %	2010
Total Revenues	2,418,919	2,435,382	16,463	0.7%	4,773,201
Procurements and Services	(976,146)	(1,191,328)	(215,182)	(22.0%)	(2,334,930)
Contribution Margin	1,442,773	1,244,055	(198,719)	(13.8%)	2,438,271
Other Costs	(185,701)	(173,617)	12,084	6.5%	(340,279)
Gross Operating Income (EBITDA)	1,257,072	1,070,438	(186,635)	(14.8%)	2,097,992
Depreciation and Amortization	(240,142)	(179,714)	60,428	25.2%	(352,228)
Operating Income	1,016,931	890,724	(126,207)	(12.4%)	1,745,764
Net Financial Income	(170,794)	(119,717)	51,078	29.9%	(234,637)
Financial income	25,316	10,083	(15,233)	(60.2%)	19,762
Financial expenses	(188,368)	(142,256)	46,112	24.5%	(278,813)
Income (Loss) for indexed assets and liabilities	9,275	(3,163)	(12,438)	(134.1%)	(6,199)
Foreign currency exchange differences, net	(17,017)	15,619	32,636	191.8%	30,612
Gains	31,785	33,104	1,319	4.1%	64,881
Losses	(48,803)	(17,485)	31,318	64.2%	(34,269)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	98,458	91,674	(6,784)	(6.9%)	179,675
Net Income from Other Investments	(90)	273	363	402.1%	534
Net Income from Sales of Assets	65	1,621	1,556	2395.6%	3,178
Net Income before Taxes	944,569	864,575	(79,994)	(8.5%)	1,694,514
Income Tax	(172,468)	(179,964)	(7,496)	(4.3%)	(352,719)
NET INCOME	772,100	684,611	(87,490)	(11.3%)	1,341,795
Net Income Attributable to Owners of the Company	627,053	533,556	(93,498)	(14.9%)	1,045,737
Net Income Attributable to Minority Interest	145,047	151,055	6,008	4.1%	296,058

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

The Operating Income of our Chilean business as of December 31, 2010 was Ch$ 512,769 million, 19.9% below the level for the same period of 2009. Physical sales decreased 2.1% compared with 2009, while average sale prices expressed in pesos fell by approximately 2.6%. This is explained by the decrease in sales on the spot market due to reduced hydrology, partially compensated by higher sales to un-regulated and regulated customers which showed a strong recovery in energy demand.

The reduced operating result was also affected by an increase in procurement and service costs, mainly explained by larger purchases of energy and an increase in transport costs.

Table 22
Chilean Electricity Business	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	1,373,231	1,345,371	(27,860)	(2.0%)	2,636,844
Procurement and Services	(511,522)	(666,388)	(154,867)	(30.3%)	(1,306,081)
Contribution Margin	861,709	678,982	(182,727)	(21.2%)	1,330,764
Other Costs	(81,484)	(81,834)	(350)	(0.4%)	(160,389)
Gross Operating Income (EBITDA)	780,225	597,149	(183,076)	(23.5%)	1,170,375
Depreciation and Amortization	(140,185)	(84,379)	55,806	39.8%	(165,378)
Operating Income	640,040	512,769	(127,271)	(19.9%)	1,004,997

Table 22.1
Chilean Electricity Business	2009	2010	Var 2009-2010	Chg%
GWh Produced	22,239	20,914	(1,326)	(6.0%)
GWh Sold	22,327	21,847	(479)	(2.1%)
Market Share	42.1%	39.8%	(2.3) pp.

Pg. 36

Distribution

Chilectra

Operating Income decreased 13.4%, to Ch$ 111.767 million, when compared to the period ended on December 31th, 2009. The decrease is mainly the result of a lower purchase sales mix and the decrease in other incomes related to ancillary services, which in turn is the result of the lower industrial activity experienced during the year as consequence of the February 27th, 2010 earthquake.

However, despite the above, figures recorded as of the last quarter of the years represents an improve over the figures recorded on previous quarters of the year, confirming the recovery in demand experienced as part of the economic growth experienced by the country, especially in the second half of the year, being significant the higher sales volumes related to the increase in electricity demand experienced during 2010 which reached 13,098 GWh.

Energy losses decreased 0.3 pp when compared to the December 2009.

The customer base increased by 31,000 new clients, reaching 1.6 million consumers.

Table 23
Chilectra	(Million Ch$)				(Thousand US$)
	2009	2010	Var 2009-2010	Chg %	2010
Sales	1,066,240	1,003,001	(63,239)	(5.9%)	1,965,821
Other operating income	23,275	13,996	(9,279)	(39.9%)	27,432
Total Revenues	1,089,515	1,016,997	(72,518)	(6.7%)	1,993,253
Procurements and Services	(845,397)	(788,044)	57,353	6.8%	(1,544,518)
Contribution Margin	244,118	228,953	(15,165)	(6.2%)	448,735
Other Costs	(86,801)	(87,024)	(223)	(0.3%)	(170,562)
Gross Operating Income (EBITDA)	157,317	141,929	(15,387)	(9.8%)	278,173
Depreciation and Amortization	(28,285)	(30,163)	(1,878)	(6.6%)	(59,117)
Operating Income	129,032	111,767	(17,265)	(13.4%)	219,056
Net Financial Income	2,907	2,470	(437)	(15.0%)	4,841
Financial income	14,892	10,576	(4,316)	(29.0%)	20,729
Financial expenses	(17,385)	(8,049)	9,336	53.7%	(15,775)
Income (Loss) for indexed assets and liabilities	458	154	(304)	(66.4%)	301
Foreign currency exchange differences, net	4,941	(212)	(5,153)	(104.3%)	(415)
Gains	8,283	2,679	(5,604)	(67.7%)	5,252
Losses	(3,342)	(2,891)	451	13.5%	(5,666)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	82,757	60,117	(22,640)	(27.4%)	117,826
Net Income from Other Investments	83	-	(83)	(100.0%)	-
Net Income from Sales of Assets	12,051	(3)	(12,054)	(100.0%)	(7)
Net Income before Taxes	226,829	174,351	(52,479)	(23.1%)	341,716
Income Tax	(21,064)	(23,402)	(2,338)	(11.1%)	(45,867)
NET INCOME	205,765	150,948	(54,816)	(26.6%)	295,850
Net Income Attributable to Owners of the Company	203,309	150,948	(52,361)	(25.8%)	295,849
Net Income Attributable to Minority Interest	2,455	0	(2,455)		1

Table 23.1
Chilectra	2009	2010	Var 2009-2010	Chg%
Customers (Th)	1,579	1,610	31	1.9%
GWh Sold	12,585	13,098	513	4.1%
Clients/ Employee	2,160	2,239	79	3.6%
Energy Losses (%)	6.1%	5.8%	(0.3) pp.

Pg. 37

COLOMBIA

Generation

Emgesa

The Operating Income of our business in Colombia was Ch$ 261,537 million as of the end of December 2010, 4.3% higher than in December 2009. The main factor was a decrease in the cost of energy purchases, which more than offset the increase in fuel purchases, related to the higher thermal generation and the lower hydrology experienced during the first half of the year.

Additionally, operating revenues increased mainly due to a 10% increase in average sales prices measured in local currency, more than offsetting the 11.8% reduction in physical sales.

The effect of translating the financial statements from the Colombian peso to the Chilean peso in both periods produces an increase in Chilean pesos of 2.7% as of December 2010, compared to December 2009.

Table 24
Emgesa	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	500,964	507,516	6,551	1.3%	994,700
Procurement and Services	(184,067)	(176,664)	7,404	4.0%	(346,251)
Contribution Margin	316,897	330,852	13,955	4.4%	648,449
Other Costs	(29,569)	(32,734)	(3,164)	(10.7%)	(64,156)
Gross Operating Income (EBITDA)	287,328	298,118	10,791	3.8%	584,293
Depreciation and Amortization	(36,516)	(36,581)	(65)	(0.2%)	(71,696)
Operating Income	250,811	261,537	10,726	4.3%	512,597
Figures may differ from those accounted under Colombian GAAP.

Table 24.1
Emgesa	2009	2010	Var 2009-2010	Chg%
GWh Produced	12,674	11,283	(1,391)	(11.0%)
GWh Sold	16,806	14,817	(1,989)	(11.8%)
Market Share	20.5%	17.9%	(2.6) pp.

Pg. 38

Distribution

Codensa

Operating Income increased 3.7% to Ch$ 207,222 million mainly due a better sales margin and also the higher demand experienced during the year, leading Codensa to a 3.3% increase in physical sales, which allowed the company to fully offset the higher cost of energy purchased related to the higher demand, and also the lower revenues due to the deconsolidation of Codensa Hogar’s revenues, which distorted comparison basis.

It is worth mentioning that starting this year, the change in the Codensa Hogar business model will be reflected in the financial statements of the company as they will be deconsolidated from Codensa’s operating revenues. Therefore, all income from the retail business, which corresponds to the commissions received from Colpatria, will be classified as Financial Income.

The effect of translating the financial statements from the Colombian peso to the Chilean peso in both periods produces an increase in Chilean pesos of 2.7% as of December 2010, compared to December 2009.

Table 25
Codensa	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	741,168	785,890	44,722	6.0%	1,540,296
Procurement and Services	(393,206)	(426,626)	(33,419)	(8.5%)	(836,160)
Contribution Margin	347,962	359,264	11,302	3.2%	704,136
Other Costs	(88,302)	(87,641)	660	0.7%	(171,772)
Gross Operating Income (EBITDA)	259,660	271,623	11,963	4.6%	532,364
Depreciation and Amortization	(59,775)	(64,400)	(4,625)	(7.7%)	(126,221)
Operating Income	199,885	207,222	7,338	3.7%	406,143
Figures may differ from those accounted under Colombian GAAP.

Table 25.1
Codensa	2009	2010	Var 2009-2010	Chg%
Customers (Th)	2,474	2,547	73	2.9%
GWh Sold	12,114	12,515	400	3.3%
Clients/ Employee	2,432	2,351	(81)	(3.3%)
Energy Losses (%)	8.4%	8.5%	0.1 pp.

Pg. 39

PERU

Generation

Edegel

Operating income in Peru was Ch$ 70,319 million, a reduction of 7.5% with respect to December 30, 2009. This is mainly explained by an increase in energy purchases and fuel consumption, partially offset by a 9.3% decrease in physical energy purchases.

Additionally, Operating Revenues decreased 1.1% due to a decrease in average sales prices.

The effect of translating the financial statements from the Colombian peso to the Chilean peso in both periods produces an increase in Chilean pesos of 2.7% as of December 2010, compared to December 2009.

Table 26
Edegel	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	213,625	211,264	(2,361)	(1.1%)	414,064
Procurement and Services	(72,014)	(80,241)	(8,227)	(11.4%)	(157,267)
Contribution Margin	141,611	131,023	(10,588)	(7.5%)	256,797
Other Costs	(27,350)	(22,495)	4,855	17.8%	(44,088)
Gross Operating Income (EBITDA)	114,262	108,528	(5,733)	(5.0%)	212,709
Depreciation and Amortization	(38,213)	(38,209)	4	0.0%	(74,887)
Operating Income	76,049	70,319	(5,729)	(7.5%)	137,822
Figures may differ from those accounted under Peruvian GAAP.

Table 26.1
Edegel	2009	2010	Var 2009-2010	Chg%
GWh Produced	8,163	8,466	303	3.7%
GWh Sold	8,321	8,598	277	3.3%
Market Share	30.7%	29.1%	(1.6) pp.

Pg. 40

Distribution

Edelnor

Operating Income increased 4.0% to Ch$ 64,932 million, mainly due to a higher sales volume by 7.2%, reaching 6,126 GWh, and the increase in revenues from ancillary services.

The latter was partially offset by higher energy losses by 0.2 pp. and a decrease in sales margin. The client base increased during the period in 37,000 new customers.

The effect of translating the financial statements from the Colombian peso to the Chilean peso in both periods produces an increase in Chilean pesos of 2.7% as of December 2010, compared to December 2009.

Table 27
Edelnor	Million Ch$				Thousand US$
	2009	2010	Var 2009-2010	Chg%	2010
Operating Revenues	302,295	307,159	4,864	1.6%	602,013
Procurement and Services	(185,707)	(193,646)	(7,940)	(4.3%)	(379,534)
Contribution Margin	116,589	113,513	(3,076)	(2.6%)	222,478
Other Costs	(32,831)	(27,121)	5,710	17.4%	(53,156)
Gross Operating Income (EBITDA)	83,757	86,392	2,634	3.1%	169,322
Depreciation and Amortization	(21,332)	(21,460)	(127)	(0.6%)	(42,060)
Operating Income	62,425	64,932	2,507	4.0%	127,262
Figures may differ from those accounted under Peruvian GAAP.

Table 27.1
Edelnor	2009	2010	Var 2009-2010	Chg%
Customers (Th)	1,061	1,098	37	3.5%
GWh Sold	5,716	6,126	410	7.2%
Clients/ Employee	1,782	1,985	202	11.4%
Energy Losses (%)	8.1%	8.3%	0.2 pp.

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including procurements, services and other costs) and operating income of all Enersis’ subsidiaries, for the twelve-months ended in December 31, 2009 and December 31, 2010, detailed as follows:

Table 28	2009			2010
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	2,418,919	(1,401,989)	1,016,930	2,435,382	(1,544,659)	890,723
Cachoeira (**)	88,300	(37,671)	50,629	115,663	(39,800)	75,863
Fortaleza (***)	138,595	(54,669)	83,926	150,371	(91,257)	59,114
Cien (**)	97,961	(49,969)	47,992	98,909	(70,853)	28,056
Chilectra	1,089,515	(960,483)	129,032	1,016,997	(905,231)	111,766
Edesur	327,088	(295,212)	31,876	295,539	(291,595)	3,944
Distrilima (Edelnor)	302,295	(239,870)	62,425	307,159	(242,227)	64,932
Ampla	1,012,342	(825,215)	187,127	1,046,387	(925,698)	120,689
Investluz (Coelce)	767,993	(616,720)	151,273	940,654	(759,371)	181,283
Codensa	741,168	(541,283)	199,885	785,890	(578,667)	207,223
CAM Ltda.	155,756	(153,467)	2,289	132,194	(132,925)	(731)
Inmobiliaria Manso de Velasco Ltda.	10,464	(4,103)	6,361	10,835	(2,937)	7,898
ICT	74,509	(66,716)	7,793	66,070	(69,143)	(3,073)
Synapsis Soluciones y Servicios IT Ltda.	-	-	-	2,398	(2,479)	(81)
Enersis Holding and other investment vehicles	14,987	(35,132)	(20,145)	21,854	(44,291)	(22,437)
Consolidation Adjustments	(767,836)	737,888	(29,948)	(862,721)	841,853	(20,868)
Total Consolidation	6,472,056	(4,544,611)	1,927,445	6,563,581	(4,859,280)	1,704,301

(*) Since January 1st, 2009, includes Gas Atacama, Transquillota e HydroAysén.

Pg. 41

Table 28.1	2010
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	4,773,200	(3,027,437)	1,745,763
Cachoeira (**)	226,692	(78,006)	148,687
Fortaleza (***)	294,718	(178,858)	115,860
Cien (**)	193,856	(138,868)	54,988
Chilectra	1,993,252	(1,774,197)	219,055
Edesur	579,238	(571,508)	7,730
Distrilima (Edelnor)	602,013	(474,750)	127,263
Ampla	2,050,855	(1,814,311)	236,543
Investluz (Coelce)	1,843,624	(1,488,321)	355,304
Codensa	1,540,296	(1,134,152)	406,144
CAM Ltda.	259,092	(260,525)	(1,433)
Inmobiliaria Manso de Velasco Ltda.	21,236	(5,756)	15,480
ICT	129,493	(135,516)	(6,023)
Synapsis Soluciones y Servicios IT Ltda.	4,700	(4,859)	(159)
Enersis Holding and other investment vehicles	42,833	(86,808)	(43,975)
Consolidation Adjustments	(1,690,880)	1,649,980	(40,900)
Total Consolidation	12,864,217	(9,523,892)	3,340,326

Pg. 42

Ownership of the Company as of December 31, 2010

TOTAL SHAREHOLDERS: 7,674

Conference Call Invitation

Enersis is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Thursday, January 27th , 2011, 9:30 A.M. Eastern Time (11:30 A.M. Chilean Time). There will be a question and answer session following management's comments. Representing Enersis will be Mr. Alfredo Ergas, Chief Financial Officer.

To participate, please dial +1 (617) 213-4851 or +1 (888) 679-8040 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID:  51685695

To access the phone replay, please dial +1 (617) 801-6888 or +1 (888) 286-8010 (toll free USA) Passcode ID: 67032863

For this Conference Call you can access previously to the pre-registration site at https://www.theconferencingservice.com/prereg/key.process?key= P6XNGPNAK  and make your registration quicker. If not, please connect approximately 15 minutes prior to the scheduled start time. You can also access to the conference call replay through our website at http://phx.corporate-ir.net/phoenix.zhtml?c=83615&p=irol-irhome.

Pg. 43

Contact Information

For further information, please contact us:

Ricardo Alvial Risk Management and IR Director ram@e.enersis.cl 56 (2) 353 4682	Rodrigo Perez Head of Investor Relations rapr@e.enersis.cl 56 (2) 353 4554

Carmen Poblete Shares Department Associate cpt@e.enersis.cl 56 (2) 353 4447	Romina Valderrama Investor Relations Associate rvh@enersis.cl 56 (2) 353 4552	Melissa Vargas Investor Relations Associate emvb@enersis.cl 56 (2) 353 4555	Nicolás Donoso Investor Relations Associate ndo@enersis.cl 56 (2) 353 4492

María Luz Muñoz

Investor Relations

Assistant

mlmr@e.enersis.cl

56 (2) 353 4682

Disclaimer

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 44

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: January 27, 2011